[redacted]

GGL Diamond Corp.

904 - 675 W. [redacted]
Vancouver, B.(
Tel: (604) 68
Fax: (604) 68

May 2, 2002

TSX Venture SYMBOL: GGL

News Release

GGL DIAMOND CORP. ANNOUNCES IMPORTANT NEW ACQUISITION; UPDATES NEWS ON DOYLE LAKE CLAIM DISPUTE

VANCOUVER, B.C. – GGL Diamond Corp. (GGL – TSX Venture, formerly CDNX) is pleased to announce an important new acquisition of just over 16,000 acres in the Northwest Territories, claims which are 100% GGL-owned. Named the "Zip Claims," the area includes an indicator mineral train whose G-10 garnet values appear to surpass those obtained from the original mineral train that led to the Diavik A-154 diamond pipe. The A-154 pipe is considered one of the richest commercial pipes in the Slave Craton and is now siated for production.

The staking took place in late January of this year; the application to record has now been accepted. We identified the area as having high potential, based on our analysis of previous assessment work released for claims that had lapsed.

The strong linear train not only contains G-10 garnets, but it appears to end abruptly near a small lake and a bend in a Mackenzie dyke (most kimberlites are found at or near dykes). The new claims adjoin our Winter Lake North claims within the CH-project area, 80 km west of the Ekati Diamond Mine. The Winter Lake claims have themselves returned high count indicator mineral samples, all suggesting the presence of a new kimberlite field in this area.

Doyle Lake LA 26-30 claims, Section 84 Judicial review

We have received a letter from the Department of Indian and Northern Affairs (DIAND), which says that it expects to have a tribunal in place in May and "will commence proceedings at that time." These proceedings are to deal with the September 25, 2000 decision of the Federal Court of Appeal, which remitted the matter to the Minister of DIAND for a "re-determination de novo in accordance with the reasons for judgment of this Court."

We are encouraged by this recent news and look forward to a favorable final disposition of the matter, as the dispute dates back to 1996. The LA 26-30 claims are part of the Doyle Lake joint project with 60% owner De Beers.

CH project area

On the Seahorse, Courageous, Mackay and G claim areas, 20 targets have been identified to date that will be considered for drilling. Ten of these have been selected for follow-up ground geophysics to commence as soon as possible. Only one of these is completely dependent on winter drilling conditions. Upon completion of the ground surveys, drilling will commence subject to the availability of financing.

A number of areas within the above claims and within the Starfish, Winter Lake South and Winter Lake North claims, require indicator mineral sampling to determine target locations within areas that have returned kimberlitic indicators from the previous two years of sampling. In particular the Starfish and Winter Lake North areas have returned some of the best kimberlitic indicator mineral counts of the entire CH Project Area, and specific sites for additional sampling have been determined and will be taken as early in the season as possible.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, visit our web site at www.ggldiamond.com
or contact our corporate relations people at (604) 684-3376 for more information, or email us at info@gerle.com.

82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	February 28, 2002	02/04/26

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	RAYMOND A. HRKAC	02/04/26
[signature]	J. HAIG FARRIS	02/04/26

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		February 28, 2002		November 30, 2001
ASSETS				
Current				
Cash and cash equivalents	$	178,794	$	132,459
Sundry receivable and prepaids		10,747		26,409
Marketable securities		7,600		7,600
		197,141		166,468
Mineral properties and deferred exploration costs (Note 1)		5,475,852		5,416,492
Capital assets		302,899		308,523
	$	5,975,892	$	5,891,483
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	151,927	$	180,772
Current portion of mortgage loan		10,268		10,268
		162,195		191,040
Mortgage loan		81,623		83,924
		234,818		274,964
SHAREHOLDERS' EQUITY				
Share capital (Note 2)		15,111,161		14,917,958
Deficit		(9,379,087)		(9,301,439)
		5,732,074		5,616,519
	$	5,975,892	$	5,891,483

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2002	February 28, 2001
Administration costs		
Amortization	$ 367	$ 1,121
Consulting fees	12,000	8,000
Corporate relations	7,378	4,372
Interest expense	228	217
Legal and audit	1,052	14,039
Licences, taxes, insurance and fees	407	7,232
Office services and expenses	17,760	24,276
Shareholders' meetings and reports	812	1,023
Travel	468	1,520
Operating loss	(40,472)	(61,800)
Other income (loss)		
Interest income	229	14,405
Write-off of exploration and mineral property costs	(37,405)	(147,008)
	(37,176)	(132,603)
Loss for the period	(77,648)	(194,403)
Deficit, beginning of period	(9,301,439)	(8,751,020)
Deficit, end of period	$ (9,379,087)	$ (8,945,423)
Net loss per share	$ (0.002)	$ (0.005)
Weighted average number of common shares outstanding	42,798,954	38,293,736

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2002	February 28, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (77,648)	$ (194,403)
Adjustment for items not involving cash:		
- amortization	367	1,121
- write off of exploration and mineral property costs	37,405	147,008
	(39,876)	(46,274)
Change in non-cash working capital items:		
- accounts receivable	15,195	8,443
- prepaid expenses	467	(62,105)
- accounts payable and accrued liabilities	(28,845)	(46,482)
	(53,059)	(146,418)
Cash flows from (used in) financing activities		
Shares issued for cash	42,500	255,023
Shares issued for cash - flow-through shares	155,500	1,438,224
Share issuance cost	(4,797)	(128,904)
Principal reduction of mortgage loan	(2,301)	(2,342)
	190,902	1,562,001
Cash flows from (used in) investing activities		
Mineral property costs	(10,995)	-
Deferred exploration costs	(79,962)	(112,993)
Purchase of capital assets	(551)	(12,448)
	(91,508)	(125,441)
Increase in cash and cash equivalents	46,335	1,290,142
Cash and cash equivalents, beginning of period	132,459	222,042
Cash and cash equivalents, end of period	$ 178,794	$ 1,512,184
Supplementary cash flow information		
Cash paid for interest charges	$ 1,862	$ 1,977

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2001.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2001	2002 property cost additions	2002 exploration cost additions	2002 written off	Balance February 28, 2002
Diamond Venture - general exploration	$ -	$ -	$ 37,405	$ (37,405)	$ -
Doyle Lake	705,705	-	-	-	705,705
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	327,951	-	627	-	328,578
Murray	76,720	-	-	-	76,720
Hilltop	14,076	-	-	-	14,076
CH	1,762,153	10,995	46,080	-	1,819,228
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	133	-	889,753
McConnell Creek and other	1,397,993	-	1,525	-	1,399,518
	$5,416,492	$ 10,995	$ 85,770	$ (37,405)	$ 5,475,852

	Balance November 30, 2001	2002 Additions	2002 written off	Balance February 28, 2002
Mineral property costs	$ 468,569	$ 10,995	$ -	$ 479,564
Deferred exploration costs	4,947,923	85,770	(37,405)	4,996,288
	$ 5,416,492	$ 96,764	$ (37,405)	$ 5,475,852

Exploration costs incurred during the three months ended:

	February 28, 2002	February 28, 2001
Amortization	$ 5,808	$ 12,215
Drilling, trenching, sampling	16,380	24,785
Licences and recording fees	4,510	3,645
Mortgage interest	1,634	1,760
Project supplies	8,460	15,460
Salaries and wages	19,305	24,726
Technical and professional services	28,413	38,125
Transportation	1,260	4,492
	$ 85,770	$125,008

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

1. **Mineral Properties and Deferred Exploration Costs (continued):**

CH, Northwest Territories, Canada

During the period ended February 28, 2002, the Company staked eight additional claims. The Company now has a 100% interest in 113 claims in the CH project area.

2. **Share Capital**

(a) Authorized: 250,000,000 common shares without par value

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
For cash:		
Private placement, net of share issued costs	425,000	41,470
Issued pursuant to flow-through share agreement	1,555,500	151,733
Balance, February 28, 2002	43,722,510	$15,111,161

During the period ended February 28, 2002, the Company completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow-through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

2. Share Capital (continued)

(d) At February 28, 2002 the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
375,000	$0.25	June 30, 2002
1,100,000	0.35	August 24, 2002
400,000	0.30	December 21, 2002
5,913,600	0.30	December 29, 2002
440,000	0.25	December 29, 2002
1,237,332	0.20 (1st yr)	September 4 2002
	0.30 (2nd yr)	September 4, 2003
125,000	0.15 (1st yr)	January 3, 2003
	0.20 (2nd yr)	January 2, 2004
300,000	0.15 (1st yr)	January 17, 2003
	0.20 (2nd yr)	January 16, 2004
9,890,932		

During the period ended February 28, 2002, 42,000 warrants expired unexercised.

3. Related Party Transactions

During the three months ended February 28, 2002, the Company was billed $13,400 ($12,000 of which is included in accounts payable) by one director (February 28, 2001 – $16,400) for consulting fees and technical and professional services. The fees for 2002 are recorded as follows in the financial statements: $12,000 in Consulting fees and $1,400 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at February 28, 2002, the Company has accrued $101,738 owing to one director for consulting fees and technical and professional services.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2002

4. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2002 and February 28, 2001.

The Company's total assets are segmented geographically as follows:

	February 28, 2002	February 28, 2001
Canada	$5,086,139	$5,160,912
United States	889,753	889,229
	$5,975,892	$6,050,141

GGL Diamond Corp.

Quarterly Report For The Three Months Ended February 28, 2002

1. **Analysis of expenses and deferred costs:**

   For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for February 28, 2002.

   For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for February 28, 2002.

2. **Related party transactions:**

   Please see Note 3 Related party transactions attached to the consolidated financial statements for February 28, 2002.

3. **Summary of securities issued and options granted during the period:**

   (a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,500	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement-Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16,2002	Common Shares	Private Placement-Flow through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				

No options were granted during the period.

4. **As at the end of the period:**

   (a) and (b) Authorized and issued share capital at February 28, 2002:

Class	Par Value	Authorized		Number	Value
Common	No par value	250,000,000	Issued	43,722,510	$15,111,161

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

4. As at the end of the period:

(c) Summary of options outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
TOTAL	**4,482,500**		

(c) Summary of warrants outstanding as at February 28, 2002:

Security	Number	Exercise Price	Expiry Date
Warrants	375,000	$0.25	June 30, 2002
Warrants	1,100,000	$0.35	August 24, 2002
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20 - $0.30	September 4, 2003
Warrants	125,000	$0.15 - $0.20	January 2, 2004
Warrants	300,000	$0.15 - $0.20	January 16, 2004
TOTAL	**9,890,932**		

During the period, 42,000 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. Directors:
Raymond A. Hrkac
Nick DeMare
W. Wolodarsky
William Meyer
J. Haig Farris
John S. Auston

Senior Officers:
Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL Diamond Corp.
Quarterly Report For The Three Months Ended February 28, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects in locations in North America, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers (formerly Monopros) on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

The Company utilizes its extensive computerized data set, began in 1992, for the Slave Craton of the Northwest Territories, to select areas for land acquisition and diamond exploration. The most recent example of the value of this data set to the Company and its shareholders was the acquisition by staking of a prominent indicator mineral train with G-10 garnets, in January, 2002. The total acreage owned outright by the Company on its various diamond projects is approximately 400,000 acres.

The Company is pleased to report that significant progress toward our goal of finding a diamond bearing kimberlite was made during the past year in that we have defined the up ice terminus of several of our KIM trains (kimberlite indicator mineral trains); determined the sampling required for new trains found by our most recent work and for those trains that continue to return positive samples; and defined by geophysics a number of drill targets. Planning for the year 2002 exploration program is now in progress.

<u>EXPLORATION 2001</u>:

<u>**CH Project Claims**</u>

A total of 5,090.7 line kilometres, at 50 metre spacing, of helicopter geophysical magnetic and EM surveys were completed by Fugro Airborne Surveys Corp. over portions of the Seahorse, Courageous and Mackay Lake claim areas; all part of the CH Project claims south and west of Lac de Gras. Six diamond drill holes, a total of 1,153 metres, were drilled between March and September, to test one target at Seahorse, four targets at Courageous and one at Mackay. No kimberlites were found, however to date twelve additional geophysical targets have been selected.

During July and September, 368 heavy mineral samples for kimberlitic indicator mineral analysis were collected based on results from previous sampling. These samples were taken at Mackay, Courageous, Seahorse, Starfish and Winter Lake North claim areas. All five areas returned KIM's, additional sampling, geophysics, or target selection are being evaluated for these areas.

<u>**Fishback Project**</u>

On the AJ claim, 150 km northwest of Yellowknife, one drill hole of 292.6 metres in length was drilled in March, 2001 to test a magnetic anomaly; a basic dyke was intersected. Near this area a second target remains to be tested, it lies under 74 metres of water within a 60 hectare steep walled topographic depression.

GGL Diamond Corp.

Quarterly Report For The Twelve Months Ended November 30, 2001

Doyle Lake LA 1-25 Mineral Claims

This property adjoins the Mountain Province Claims. De Beers Canada Exploration Inc. (formerly Monopros Limited) ("De Beers") has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest). To February 28, 2002 De Beers has spent $6,445,933 ($6,443,016 to November 30, 2001).

During May and June, 2001 De Beers completed a program of nine vertical drill holes over an area of approximately 4 X 1.5 km. The drilling was designed to test ground penetrating radar targets in the area of the head of the 40 km long Ken (Carl) Hicks indicator mineral train. The drilling did not locate the kimberlite or kimberlites responsible for this strong train and additional exploration will be required to locate the source. DeBeers took 136 heavy mineral samples in August/September of the year 2001, for which results are as yet not available.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ("ADM") decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". The Company has been advised that the Minister intends to appoint a tribunal in May, 2002 and commence proceedings at that time.

The LA 26-30 claims are subject to the De Beers Agreement.

GGL Diamond Corp.

Quarterly Report For The Three Months Ended February 28, 2002

Exploration and General and Administrative Expenditures

As at February 28, 2002, the Company had incurred exploration costs on mineral properties of $85,770 (drilling, trenching and sampling $16,380, licences and recording fees $4,510, salaries and wages $19,305, technical and professional services $28,413, transportation $1,260 and project supplies of $8,460).

On a per project basis, the Company spent the $85,770 exploration costs as follows: $37,405 on the Diamond Venture, $627 on Fishback and Dessert Lake properties, $46,080 on the CH project, $133 on the Happy Creek Gold/Silver Property and $1,525 on the McConnell Creek and other.

The Company reported a net loss of $77,648 for the period ended February 28, 2002 compared to a net loss of $194,403 for the period ended February 28, 2001. General administration expenses for the period ended February 28, 2002 were $40,472 compared to $61,800 for the period ended February 28, 2001. The decrease in general administration expenses was primarily due to a decrease in office services and expenses (2002 - $17,760; 2001 - $24,276), legal and audit (2002 - $1,052; 2001 - $14,039) and licences, taxes, insurance and fees (2002 - $407; 2001 - $7,232).

Revenue for the period ended February 28, 2002 was $229 consisting of interest income compared with $14,405 for the period ended February 28, 2001 (interest income).

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked eight more claims in the Winter Lake North area. The Company now has a 100% interest in 113 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended February 28, 2002 was composed of $37,405 Diamond Venture, general exploration.

Related Party Transactions

During the three months ended February 28, 2002, the Company was billed $13,400 ($12,000 of which is included in accounts payable) by one director (February 28, 2001 – $16,400) for consulting fees and technical and professional services. The fees for the period ended February 28, 2002 are recorded as follows in the financial statements: $12,000 in Consulting fees and $1,400 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at February 28, 2002, the Company has accrued $101,738 owing to the director for consulting fees and technical and professional services.

Commitments

During the period ended February 28, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

GGL Diamond Corp.
Quarterly Report For The Three Months February 28, 2002

Financial Condition and Liquidity

The Company had working capital at February 28, 2002 of $34,946 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. Most of these funds must be spent on Canadian Exploration Expenses as per the private placement agreements completed in January, 2002.

As at February 28, 2002 the Company had $81,623 long term debt (mortgage loan) outstanding.

For the period ended February 28, 2002, the Company experienced a negative cash flow of $39,876 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as office services and expenses, legal and audit and licences, taxes, insurance and fees. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended February 28, 2002, the Company completed a private placement of $198,000. See Note 2 – Share Capital in the consolidated financial statements for February 28, 2002.

The Company's cash position as at February 28, 2002 was $178,794. The increase in cash position compared to November 30, 2001 was due principally to the decrease in administration costs and exploration costs for the period ended February 28, 2002.

As at February 28, 2002, the Company has spent $53,491 of the $155,500 raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended February 28, 2002 was $625 which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.